UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-41981

LOBO TECHNOLOGIES LTD.

(Registrant’s Name)

Gemini Mansion B 901, i Park, No. 18-17 Zhenze Rd

Xinwu District, Wuxi, Jiangsu

People’s Republic of China, 214111

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Amendments to Memorandum

As approved by its board of directors on October 30, 2026, LOBO TECHNOLOGIES LTD. (the “Company”) filed its fifth amended and restated memorandum and articles of association (the “Fifth Amended and Restated M&A”) with the Registry of Corporate Affairs in the British Virgin Islands on November 2, 2026. A copy of the Fifth Amended and Restated M&A is filed as Exhibit 3.1 to this Current Report on Form 6-K.

EXHIBIT INDEX

The following exhibits are being filed herewith:

Exhibit No.	Description
3.1	Fifth Amended and Restated Memorandum and Articles of Association of LOBO TECHNOLOGIES LTD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LOBO TECHNOLOGIES LTD.

By:	/s/ Huajian Xu
Name:	Huajian Xu
Title:	Chief Executive Officer

Date: November 9, 2026